April 10, 2019

Guang Yang
Chief Executive Officer
BrightSphere Investment Group Inc.
200 Clarendon Street, 53rd Floor
Boston, MA 02116

       Re: BrightSphere Investment Group Inc.
           Registration Statement on Form S-4
           Filed March 12, 2019
           File No. 333-230202

Dear Mr. Yang:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed March 12, 2019

Material U.S. Federal Income Tax Considerations of The Redomestication, page 31

1. Please revise the statement on page 33 that the "discussion is for informational purposes only," as this may imply to shareholders that you are not responsible for the disclosure in this section.
2. We note the disclosure on page 33 that Morgan Lewis's opinion is that the domestication
       "should" qualify as a reorganization within the meaning of Section 368(a)(1)(D), and that counsel's opinion is based on certain assumptions, representations, etc. Please note that we will not object if counsel relies on customary representations from the parties in order to give the opinion that it "will" qualify. Additionally, we note the lack of authority directly addressing the domestication. Please expand the discussion to further explain the facts or circumstances resulting in this uncertainty. For example, does the Scheme of
 Guang Yang
FirstName LastNameGuang Yang
BrightSphere Investment Group Inc.
Comapany NameBrightSphere Investment Group Inc.
April 10, 2019
April 2 2019 Page 2
Page 10,
FirstName LastName
         Arrangement or internal reorganization raise any doubts that the domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(D)? Refer to Staff Legal
         Bulletin No. 19 Section III.C.4.

         Also, when the opinion of counsel is filed as an Exhibit, please ensure that you provide a firm opinion for each material tax consequence or explain why such an opinion cannot be given. If the opinion is subject to uncertainty, please provide an opinion that reflects the degree of uncertainty (ex: "should" or "more likely than not") and explain why counsel cannot give a "will" opinion. For guidance, refer to Sections III.B.2. Choice of Forum , page 42

3. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations under it, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations under it. If this provision does not apply to actions arising under the Securities
         Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly. If the provision applies to Securities Act claims, please revise your disclosures to disclose this information and to state that there is uncertainty as to whether a court would enforce such provision, and to state that stockholders will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations under it.
Where You Can Find More Information, page 67

4. We note the statement in your Form 10-K that Part III information will be filed with the proxy statement for the 2019 annual meeting of shareholders. Please advise when this information will be filed. We may have further comments once we have reviewed the Part
         III information.


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Guang Yang
BrightSphere Investment Group Inc.
April 10, 2019
Page 3

       You may contact Cara Lubit at 202-551-5909 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Pam Long at 202-551-3765with any other questions.



FirstName LastNameGuang Yang                            Sincerely,
Comapany NameBrightSphere Investment Group Inc.
                                                        Division of Corporation
Finance
April 10, 2019 Page 3                                   Office of Financial
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